February 11, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 4-6
Washington, D.C. 20549

Re:	Human Genome Sciences, Inc. Registration Statement on Form S-3 File No. 333-121724

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, a request is hereby made on behalf of Human Genome Sciences, Inc. (the “Company”) that acceleration of the effective date of the above-captioned Registration Statement be granted by the Commission in order that the Registration Statement shall become effective at 12:00 p.m. on Monday, February 14, 2005, or as soon thereafter as practicable.

In this regard, the Registrants acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
HUMAN GENOME SCIENCES, INC.
By:	/s/ James H. Davis James H. Davis, Ph.D. Executive Vice President, General Counsel and Secretary